SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.   )*
BMC Stock Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05591B109

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 05591B109	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,080

	8	SHARED VOTING POWER
5,780,991

	9	SOLE DISPOSITIVE POWER
81,080

	10	SHARED DISPOSITIVE POWER
5,780,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,862,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON
IN, HC

Schedule 13D

CUSIP No. 05591B109	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,780,991

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,780,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,780,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
CO, HC

Schedule 13D

CUSIP No. 05591B109	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,780,991

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,780,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,780,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
OO, IA

Schedule 13D

CUSIP No. 05591B109	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth R. Wasiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,729,620

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,729,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,729,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
IN, HC

Schedule 13D
CUSIP No. 05591B109	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Management Company, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,729,620

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,729,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,729,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
OO

Schedule 13D

CUSIP No. 05591B109	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,230,573

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,230,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,230,573

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D

CUSIP No. 05591B109	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,499,047

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,499,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,499,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 05591B109	Page 9 of 16 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of BMC Stock Holdings, Inc. (the "Issuer").  The address of the Issuer's principal executive office is Two Lakeside Commons, 980 Hammond Drive NE, Suite 500, Atlanta, GA 30328.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm Grassi & Co.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC, and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The address of each of the Reporting Persons other than Mr. Wasiak, RIC, RMC and RI is 60 East 42nd Street, Suite 3100, New York, NY 10165.  Mr. Wasiak's, RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and Robotti Advisors is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 05591B109	Page 10 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On December 1, 2015, the Issuer and Building Materials Holding Corporation, Inc., a Delaware corporation (“BMC”), completed their previously announced merger, effective as of 4:31 pm (EST) (the “Effective Time”). Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of June 2, 2015 (the “Merger Agreement”), between the Issuer and BMC, BMC merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

At the Effective Time and as a result of the Merger, each share of common stock, par value $0.001 per share, of BMC (“BMC Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares held in treasury or by a wholly-owned subsidiary of BMC or those shares as to which appraisal rights are properly exercised under Delaware law) was converted into the right to receive 0.5231 shares of Common Stock.  Cash will be paid, based upon the last reported sale price of BMC Common Stock on the Nasdaq Global Select Market on November 30, 2015, the last complete trading day prior to the date of the Effective Time, in lieu of any fractional shares.

Accordingly, at the Effective Time and pursuant to the Merger, (a) the 155,000 shares of BMC Common Stock held by Mr. Robotti immediately prior to the Effective Time were converted 81,080 shares of Common Stock, (b) the 8,087,504 shares of BMC Common Stock held by RIC immediately prior to the Effective Time were converted to 4,230,573 shares of Common Stock and (c) the 2,865,699 shares of BMC Common Stock held by RI  immediately prior to the Effective Time were converted to 1,499,047  shares of Common Stock.

The foregoing summary of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement and Plan of Merger which is incorporated by reference herein as Exhibit 1 hereto.

The aggregate purchase price of the 51,371 shares of the Common Stock held by Robotti Advisors, other than shares held by RIC and RI which are detailed above, is $785,772.42 (including brokerage fees and expenses). All of such shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

Item 4.	Purpose of the Transaction

(a)-(j).  The disclosure set forth in Item 3 hereof relating to the Merger is hereby incorporated herein by reference.

On June 2, 2015 and effective as of the Effective Time, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders, including certain stockholders affiliated with Robotti Advisors.  Pursuant to the Registration Rights Agreement and subject to certain conditions and limitations stated therein, the Issuer granted such stockholders registration rights with respect to the shares of Common Stock held by such stockholders. These rights include demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification provisions. The registration rights are subject to certain holdback and suspension periods. All fees, costs and expenses related to registrations generally will be borne by the Issuer, other than underwriting discounts and commissions attributable to the sale of registrable shares by such stockholders pursuant to a demand registration or a piggyback registration, as applicable.

The foregoing summary of the registration rights and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement which is incorporated by reference herein as Exhibit 2 hereto.

The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons may communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of December 11, 2015, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

SCHEDULE 13D

CUSIP No. 05591B109	Page 11 of 16 Pages

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	5,862,071	81,080	5,780,991	8.97%
ROBT (1)(3)(4)(5)	5,780,991	0	5,780,991	8.84%
Robotti Advisors (1)(3)(4)(5)	5,780,991	0	5,780,991	8.84%
Wasiak (1)(4)(5)	5,729,620	0	5,729,620	8.76%
RMC (1)(4)(5)	5,729,620	0	5,729,620	8.76%
RIC (1)(4)	4,230,573	0	4,230,573	6.47%
RI (1)(5)	1,499,047	0	1,499,047	2.29%

* Based on 65,386,111 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's, which number is based upon information contained in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 7, 2015 .

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 81,080 shares of Common Stock held personally.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,780,991 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,230,573 shares of Common Stock owned by RIC.
(5) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,499,047 shares of Common Stock owned by RI.

SCHEDULE 13D

CUSIP No. 05591B109	Page 12 of 16 Pages

(c) The disclosure set forth in Item 3 hereof relating to the Merger is hereby incorporated herein by reference.

(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client other than the Ravenswood Investment Company, L.P., is known to any Reporting Person to have, and no Reporting Person other than the Ravenswood Investment Company, L.P. has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4 hereof relating to the Registration Rights Agreement is hereby incorporated herein by reference.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 11, 2015 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits.

The following documents are filed herewith:

1.            Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. and Building Materials Holding Corporation (incorporated by reference to Exhibit 2.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2015 in Commission File No. 001-36050).

2.            Registration Rights Agreement, effective as of December 1, 2015, by and among Stock Building Supply Holdings, Inc. and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Annex G to the definitive Joint Proxy and Consent Solicitation Statement/Prospectus filed by BMC Stock Holdings, Inc. with the Securities and Exchange Commission on November 2, 2015 in Commission File No. 333-206421).

3.            Joint Filing Agreement dated as of December 11, 2015 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

SCHEDULE 13D

CUSIP No. 05591B109	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 11, 2015

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D

CUSIP No. 05591B109	Page 14 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino Puglisi & Company, a division of
Grassi & Co
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165
Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 05591B109	Page 15 of 16 Pages

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

	Exhibit	Page
(1)	Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. and Building Materials Holding Corporation (incorporated by reference to Exhibit 2.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2015 in Commission File No. 001-36050).	-

(2)	Registration Rights Agreement, effective as of December 1, 2015, by and among Stock Building Supply Holdings, Inc. and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Annex G to the definitive Joint Proxy and Consent Solicitation Statement/Prospectus filed by BMC Stock Holdings, Inc. with the Securities and Exchange Commission on November 2, 2015 in Commission File No. 333-206421).	-

(3)	Joint Filing Agreement dated as of December 11, 2015 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.	16

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 05591B109	Page 16 of 16 Pages

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to shares of Common Stock, $0.01 par value per share of BMC Stock Holdings, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member